

November 29, 2010

Stephen L. Day
President
Dover Saddlery, Inc.
525 Great Road
Littleton, MA 01460

> **Re:** **Dover Saddlery, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **Filed August 13, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 14, 2010**
> **File No. 000-51624**

Dear Mr. Day:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. We note that your strategy for growth is to open additional retail locations using your proprietary mathematical store optimization model. Presently you have 13 retail locations and your initial target is to increase your retail locations to 50 stores. Please revise your discussion to provide greater details concerning your growth strategy. In this

regard, please explain how much this expansion will cost and how you will fund this expansion.

Reconciliation of GAAP Measures and Non-GAAP Measures, page 36

2.  Please revise your presentation of the non-GAAP statement of operations to simply include a reconciliation showing the GAAP measure, with each item added to or subtracted from the GAAP measure and the resulting non-GAAP measure.  The presentation of a non-GAAP financial statement gives undue prominence to the non-GAAP information.  Further, when multiple non-GAAP measures are presented, each measure must comply with Item 10(e) of Regulation S-K.

Note 2. Summary of Significant Accounting Policies, page 50

Segment Information, page 50

3.  Please expand your disclosure to provide product revenue information for each group of similar products or a statement that providing the information for similar product categories is impracticable as required by FASB ASC 280-10-50-40.  Refer to your response letter to us dated November 20, 2008 wherein you represented you would disclose "It is not practical to disclose product revenues by discrete product categories."

Item 9A Controls and Procedures, page 67

4.  We note your statement that controls and procedures, "no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives..."  Also, we note your statement that your "chief executive officer and our chief financial officer concluded that… [y]our disclosure controls and procedures were effective at the reasonable assurance level."  In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures and the "subject to the limitations noted above" language.  See Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Exhibit 31.1 and 31.2

5.  Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.  In this regard, please revise your certifications to include the language in paragraph 4.d. "(the registrant's fourth fiscal quarter in the case of an annual report)."

Form 10-Q for the Quarter Ended June 30, 2010

Note 4. Investment in Affiliate, page 58

6. We note income from Hobby Horse Clothing Company, Inc. appears to have met the significance test for equity investments requiring disclosure of summarized financial data as set forth in Rule 8-03(b)(3) of Regulation S-X.  Please revise future filings as appropriate to include the required disclosure or advise us why such disclosure is not required. Please also refer to FASB ASC 323-10-50.

7. Please revise your future Form 10-Qs to comply with the applicable Form 10-K comments above.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, page 18

8. We note your disclosure that the fixed base salary is set by using surveys "such as the Mercer Muti-Outlet Retailer Compensation Survey and the Hewitt Associates Catalog Industry Survey."  Please revise to identify all the benchmark(s) you use and their components, including component companies.

9. We note that you have set targets based on adjusted EBITDA for your executive in order for them to earn bonuses under your incentive bonus program.  We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn incentive bonus compensation; please revise to disclose the EBITDA goal you utilized in 2009 and explain how achievement at 92% resulted in the amounts you paid to your named executive officers (i.e. clarify whether these amounts are based upon a percentage of salary depending upon the level of achievement of the target or if the amounts are based upon some other objective criteria). Further, rather than refer readers to your Form 10-K, please include in your discussion here how you calculate your adjusted EBITDA.

Outstanding Equity Awards Table, page 21

10. Please revise to state the expiration date for the outstanding awards or add a footnote stating that the awards do not expire.

Certain Employment and Severance Arrangements, page 22

11. We note that in describing the terms of your employment and severance agreements you do not explain certain crucial terms but instead disclose that the terms are defined in the employment agreement.  Please revise to explain these terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna DiSilvio, Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director